August 27, 2008

Submitted on EDGAR under "CORRESP"

Ms. Katherine Wray

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

Subject:	Quality Systems, Inc.

Definitive Additional Soliciting Materials

Filed August 22 and 25, 2008, by Ahmed Hussein, Ibrahim Fawzy, et al.

File No. 001-12537

Dear Ms. Wray:

We are providing the following responses to the comments contained in Nicholas Panos’s letter dated August 26, 2008, regarding the subject filings, on behalf of the filing persons. Our responses and headings correspond to the numbered comments and headings in the letter; we have included each comment in full, followed by our response.

General

1.

We note that the definitive additional soliciting materials you filed on August 22, 2008, include a letter to shareholders from Mr. Hussein dated August 21, 2008. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A no later than the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding, and in this regard, advise when Mr. Hussein's letter dated August 21, 2008, was first sent to shareholders.

Ms. Katherine Wray

August 27, 2008

Response:   The filing persons confirm their understanding that Rule 14a-6(b) and (c) require the filing of soliciting materials not later than the date of first use. Mr. Hussein's letter dated August 21, 2008 was finalized at approximately 9:45 pm EDT on August 21 and copies were printed and mailed to shareholders of Quality Systems, Inc. on August 22, 2008.

2.

Refer to comment 2 from our letter of August 4, 2008. You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. We note the following as examples:

The references to Mr. Razin as a chairman who acts as a "dictator" and a "total dictator," in Mr. Hussein's August 21 letter and the letter to shareholders from Mr. Fawzy dated August 24, 2008, respectively, and

The assertion that the company violated its bylaws by having Mr. Razin chair the independent directors' committee since 2006 and by permitting Mr. Razin to vote in early 2007 on executive compensation that had not been recommended by the standing compensation committee, in Mr. Hussein's August 21 letter.

Response: The descriptions of Mr. Razin as a person who acts as a dictator or total dictator in the letters of Mr. Hussein and Mr. Fawzy are intended as statements of fact. The American Heritage Dictionary, 4th Edition, defines "dictatorial" as "Tending to dictate; domineering" and as stressing "the highhanded, peremptory manner characteristic of a dictator." Mr. Hussein also disputes that this description impugns Mr. Razin's character, integrity or personal reputation or implies that he engages in illegal or immoral conduct.

The basis for the assertion that Quality Systems violated its bylaws is explained in the second bullet point of Mr. Hussein's August 21 letter. Please note the additional detail in our letter to you dated August 22, 2008 (see numbered paragraph 3): "In fact, until QSI's Bylaws were amended in May 2007 to insert the word "executive" before "officer," Mr. Razin, as chairman of the board, was an officer of QSI under its Bylaws and could not be deemed independent under the clear language of the corporate governance provisions attached to its Bylaws."

Ms. Katherine Wray

August 27, 2008

From October 1, 2004 through May 30, 2007, the Quality Systems Bylaws provided in pertinent part substantially as follows:

"ARTICLE IV OFFICERS

"Section 1. OFFICERS.

"The officers of the corporation shall be a President, a Secretary and a Chief Financial Officer. The corporation may also have, at the discretion of the Board, a Chairman of the Board, one or more Vice Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers as may be elected or appointed in accordance with the provisions of Section 3 of this Article.

"Corporate Governance Provisions

"1. At least a majority of the members of the board of directors (the "Board") shall be independent directors as defined below.

"An "independent director" means a person other than an officer or employee of the Company or its subsidiaries or any other individual having a relationship, which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

"2. There shall be a Nominating Committee of the Board, composed entirely of independent directors, which shall be responsible for the evaluation and nomination of Board members.

"3. There shall be a Compensation Committee of the Board, composed entirely of independent directors, which shall be responsible for (i) ensuring that senior management will be accountable to the Board through the effective application of compensation policies, and (ii) monitoring the effectiveness of both senior management and the Board (including committees thereof). The Compensation Committee shall establish compensation policies applicable to the Company's executive officers. A fair summary of such policies and the relationship of corporate performance to executive compensation, including the factors and criteria upon which the Chief Executive Officer's compensation was based, shall be disclosed to shareholders in the Company's proxy statement for the annual meeting."

Ms. Katherine Wray

August 27, 2008

Effective May 31, 2007, the word "executive" was inserted before "officer" in the definition of independent director.

Thus, until the bylaw amendment adopted by the Quality Systems board in May 2007, Mr. Razin was erroneously determined to be independent as defined in its own Bylaws, and he should not have been permitted to participate in committees required to be comprised entirely of independent directors, including the "Independent Directors Compensation Committee" established under the provisions of the 2006 settlement agreement between the company and Mr. Hussein.

Please feel free to call me at (503) 205-2552 or my co-counsel, Spencer L. Schneider at (212) 233-7400, if you have any questions regarding the information contained in this letter.

Sincerely,

/s/ Mary Ann Frantz

Mary Ann Frantz